Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco To Allow Offer For Hathor Exploration To Lapse
Saskatoon, Saskatchewan, Canada, November 28, 2011     .     .     .     .     .     .     .     .     .     .      .     .     .
Cameco (TSX: CCO; NYSE: CCJ) announced today that it will not increase or extend its offer to acquire all of the outstanding shares of Hathor Exploration Limited (TSX: HAT), which expires on November 29, 2011.
“After careful consideration we cannot justify increasing the price beyond our current offer and accordingly, we will let our offer lapse,” said Tim Gitzel, president and CEO of Cameco. “Cameco has remained disciplined through the bid process to ensure that we make the best decisions for our company and its shareholders.”
Gitzel said that allowing the bid to lapse will not adversely affect Cameco’s plan to double annual uranium production to 40 million pounds by 2018.
“Our plan involves existing assets in our development pipeline and we remain on track to meet our objectives. We will continue to explore other growth opportunities, but only where there is a clear benefit to our shareholders,” Gitzel said.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.

Caution Regarding Forward-Looking Information and Statements
The statements in this press release regarding our plan to double annual uranium production to 40 million pounds by 2018 is “forward-looking information” (or a “forward-looking statement”) within the meaning of Canadian and U.S. securities laws. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These assumptions include the assumption that there is no disruption in planned production for any reason, and that forecast production levels will be achieved. Cameco cautions the reader that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by forward-looking information. Those risks and uncertainties include: the risk of disruption in production as a result of natural phenomena, labour disputes, political risks, blockades or other acts of social or political activism, shortage or lack of supplies critical to production, equipment failures or other development and operation risks; and the risk that forecast production levels are not achieved because of a change in mining plans, processing plants are not available, do not function as designed or for other reasons. Certain of these assumptions, risks and uncertainties are discussed in greater detail in Cameco’s most recent Annual Information Form and MD&A on file with the Canadian securities regulatory authorities, which we recommend that you review for more information. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.
- End -

Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Gord Struthers	(306) 956-6593

4